Press Release

Dated 1 June 2017

IKB Funding Trust II
(an indirect wholly-owned subsidiary of IKB Deutsche Industriebank Aktiengesellschaft, Düsseldorf, Germany (the “Bank”)) has issued a Solicitation of Consents (the “Consent Solicitation”) to Certain Amendments (the “Proposed Amendment”)to IKB Funding Trust II’s Amended and Restated Trust Agreement (the “Trust Agreement”) relating to €400,000,000 Noncumulative Trust Preferred Securities (with an aggregate outstanding Liquidation Preference Amount of €400,000,000) (the “Securities”)

(ISIN:  XS0194701487; Common Code:  019470148; Dutch Security Code (Fonds Code):  14826; German Security Code (WKN):  A0BDRX)

The Consent Solicitation will expire at 5:00 p.m., Central European Summer Time, on 26 June 2017 (such time and date, as the same may be extended or earlier terminated, the “Expiration Time”).  Consents may not be revoked at any time, except under certain limited circumstances.  If the Requisite Consents (as defined below) are obtained by the Expiration Time, we expect that the Proposed Amendment to the Trust Agreement will be signed as soon as the Requisite Consents are received and will become effective promptly after the Expiration Time.   The Consent Solicitation is only being made to existing holders of the Securities on the record date of 31 May 2017.

It is a condition to our completion of the Proposed Amendment that we have received valid consents from holders of at least a simple majority in liquidation amount of the Securities at the time outstanding (the “Requisite Consents”).

A beneficial owner wishing to participate in the Consent Solicitation and who holds an interest in Securities through a broker, dealer, bank, custodian, trust company or other nominee must properly instruct such broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or Clearstream, as applicable, through which they hold the relevant Securities to deliver a Consent to the relevant Clearing System to cause a Consent to be given in respect of such Securities on such beneficial owner’s behalf at or prior to the Expiration Time.

We have not registered the Consent Solicitation or the Securities under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law in the United States.  The Consents may not be solicited and the Securities may not be offered or sold in the United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Consent Solicitation has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the fairness or merits of the Consent Solicitation.  Any representation to the contrary is a criminal offence.

None of Jan Burchards, Beth Andrews, David A. Vanaskey and John M. Beeson (the “Regular Trustees”), The Bank of New York Mellon, as property trustee (the “Property Trustee”), and BNY Mellon Trust of Delaware, as Delaware trustee (the “Delaware Trustee” and, together with the Regular Trustees and the Property Trustee, the “Trustees”), the Information and Tabulation Agent or any of their respective directors, employees, affiliates, agents or representatives, if applicable, makes any recommendation as to whether holders should deliver consents to the Proposed Amendment pursuant to the Consent Solicitation, and no one has been authorized by any of them to make such a recommendation.

Date	Calendar Date and Time	Event

Launch Date	1 June 2017.	Launch of the Consent Solicitation.

Expiration Time	Unless extended by us in our sole discretion, 5:00 p.m., Central European Summer Time, on 26 June 2017.	The deadline for Consents to be received by the Information and Tabulation Agent.

Consent Date		The date on which the Requisite Consents are received.

Execution Date	On or as soon as practical after Consent Date.
Assuming that the Requisite Consents have been received by the Expiration Time, the date on which we and the Trustees, the sponsor and the Bank execute the proposed amendment agreement affecting the Proposed Amendment (the “Proposed Amendment Agreement”).

Result Announcement Date	Expected promptly after the Consent Date.	The date on which the results of the Consent Solicitation will be announced.

We will make (or cause to be made) all announcements regarding the Consent Solicitation by press release issued in accordance with applicable law.

Additional Documentation; Further Information; Assistance
Any questions regarding the terms of the Consent Solicitation should be directed to the Information and Tabulation Agent at its addresses and telephone numbers set forth below.  If you have any questions about how to deliver a consent in the Consent Solicitation, you should contact the Information and Tabulation Agent:

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom
Attn:  Yves Theis/Thomas Choquet
Email:  ikb@lucid-is.com
Telephone:  +44 (0) 20 7704 0880

The Consent Solicitation is made with regard to the securities of a foreign company in reliance on the exemption afforded under Rule 802 of the U.S. Securities Act of 1933, as amended.  The Consent Solicitation is made for the securities of a foreign controlled company.  The Consent Solicitation is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Bank is, and a majority of its assets are, located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.